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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

CB Richard Ellis Services, Inc. (Name of the Issuer)

CB Richard Ellis Services, Inc.
BLUM CB Corp.
CBRE Holding, Inc.
RCBA Strategic Partners, L.P.
FS Equity Partners III, L.P.
FS Equity Partners International, L.P.
The Koll Holding Company
Raymond E. Wirta
W. Brett White
Frederic V. Malek
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share (Title of Class of Securities)
12489L108 (CUSIP Number of Class of Securities)
Walter V. Stafford, Esq. Senior Executive Vice President, Secretary and General Counsel CB Richard Ellis Services, Inc. 505 Montgomery Street, 6th Floor San Francisco, California 94111 415-733-5502	Copy to: Thomas J. Murphy, Esq. McDermott, Will & Emery 227 West Monroe Street Chicago, Illinois 60606 312-372-2000
Murray A. Indick, Esq. BLUM CB Corp. CBRE Holding, Inc. RCBA Strategic Partners, L.P. 909 Montgomery Street, Suite 400 San Francisco, California 94133 415-288-7241	Copy to: Richard Capelouto, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, California 94304 650-251-5000
J. Frederick Simmons FS Equity Partners III, L.P. FS Equity Partners International, L.P. 11100 Santa Monica Boulevard Suite 1900 Los Angeles, California 90025 310-444-1832	Copy to: Roger Lustberg, Esq. Riordan & McKinzie 300 South Grand Avenue, 29th Floor Los Angeles, California 90071 213-629-4824

Frederic V. Malek 1455 Pennsylvania Avenue, N.W. Suite 350 Washington, D.C. 20004 202-371-0150	Copy to: Terrance Bessey, Esq. Kirkland & Ellis 655 Fifteenth Street, N.W., Suite 1200 Washington, D.C. 20005 202-879-5000
Raymond E. Wirta W. Brett White 200 North Sepulveda Boulevard Suite 300 El Segundo, California 90245 310-563-8600	Copy to: Gary J. Singer, Esq. O'Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, California 92660 949-760-9600
The Koll Holding Company 4343 Von Karman Avenue Newport Beach, CA 92660 949-833-3030	Copy to: Gary J. Singer, Esq. O'Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, California 92660 949-760-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /x/

Check the following box if the filing is a final amendment reporting the results of the transaction. / /

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(1)

$218,226,783	$43,646

(1)
Pursuant to the Agreement and Plan of Merger dated as of February 23, 2001, BLUM CB Corp, a wholly owned subsidiary of CBRE Holding, Inc., will merge into CB Richard Ellis Services and each outstanding share of Common Stock will be converted into the right to receive $16.00, except for the shares held by either BLUM CB Corp. or CBRE Holding, Inc., which shares will be cancelled in the merger without any payment therefor. Pursuant to the Contribution and Voting Agreement dated as of February 23, 2001, certain stockholders of CB Richard Ellis Services will contribute 6,974,126 shares of Common Stock to CBRE Holding, Inc. immediately prior to the merger. As of April 2, 2001, there were 20,300,995 shares of Common Stock outstanding. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 6,974,126 from 20,300,995) and (ii) the transaction consideration of $16.00 in cash per share of Common Stock, plus (y) $4,996,879 payable to holders of stock options granted by CB Richard Ellis Services to purchase shares of Common Stock in exchange for the cancellation of such options ((x) and (y) together, the "Merger Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.00-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Merger Consideration.

/x/
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$43,646	Filing Party:	CB Richard Ellis Services, Inc.
Form or registration no.:	Schedule 14A	Date filed:	April 12, 2001

INTRODUCTION

    This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) CB Richard Ellis Services, Inc., a Delaware corporation ("CB Richard Ellis Services"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (2) RCBA Strategic Partners, L.P., a Delaware limited partnership, FS Equity Partners III, L.P., a Delaware limited partnership, FS Equity Partners International, L.P., a Delaware limited partnership, The Koll Holding Company, a California corporation, Raymond E. Wirta, the Chief Executive Officer and a director of CB Richard Ellis Services, W. Brett White, the Chairman of the Americas and a director of CB Richard Ellis Services, and Frederic V. Malek, a director of CB Richard Ellis Services, each a holder of common stock, par value $.01 per share, of CB Richard Ellis Services (the "Common Stock") (such holders collectively, the "Continuing Stockholders"); (3) CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp. ("CBRE Holding"); and (4) BLUM CB Corp., a Delaware corporation and a wholly-owned subsidiary of CBRE Holding ("Acquisition"). CB Richard Ellis Services, the Continuing Stockholders, CBRE Holding and BLUM CB Corp. collectively are referred to herein as the "Filing Persons." This Schedule 13E-3 relates to an Agreement and Plan of Merger, dated as of February 23, 2001, among CB Richard Ellis Services, CBRE Holding and Acquisition (the "Merger Agreement"), pursuant to which Acquisition will, subject to stockholder approvals and other conditions set forth in the Merger Agreement, merge with and into CB Richard Ellis Services (the "Merger"), with CB Richard Ellis Services as the surviving corporation. Following the Merger, CB Richard Ellis Services will be a wholly-owned subsidiary of CBRE Holding.

    At the effective time of the Merger, each issued and outstanding share of Common Stock will be converted into the right to receive $16.00 in cash, other than (i) shares of Common Stock owned by CBRE Holding and Acquisition, which will total 6,974,126 shares at such time, which will be cancelled, (ii) treasury shares and shares of Common Stock owned by any of CB Richard Ellis Services' subsidiaries, which will be cancelled, and (iii) shares held by stockholders who have properly demanded appraisal for such shares in accordance with Delaware law. Pursuant to a Contribution and Voting Agreement, dated as of February 23, 2001, among the Continuing Stockholders, CBRE Holding and Acquisition, immediately prior to the effective time of the Merger, the Continuing Stockholders will contribute 6,974,126 shares of Common Stock to CBRE Holding in consideration for the issuance to them of an equal number of shares of the common stock of CBRE Holding, which shares of Common Stock will be cancelled at the effective time of the Merger. All options, warrants and phantom stock units to acquire Common Stock will be treated in connection with the Merger in the manner described in the Proxy Statement.

    Concurrently with the filing of this Schedule 13E-3, CB Richard Ellis Services is filing under Regulation 14A of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder (the "Exchange Act"), a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which the stockholders of CB Richard Ellis Services will be given notice of, and be asked to vote with respect to the adoption of, the Merger Agreement. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and subject to completion or amendment.

    All information contained in this Schedule 13E-3 concerning CB Richard Ellis Services and its subsidiaries has been supplied by CB Richard Ellis Services, all information concerning CBRE Holding has been supplied by CBRE Holding, all information concerning Acquisition has been supplied by

Acquisition and all information concerning each of the Continuing Stockholders has been supplied by such Continuing Stockholder.

    All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet.

Item 1001
The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002
(a)	Name and Address. The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.
(b)	Securities. The information contained in the section entitled "THE SPECIAL MEETING—General" in the Proxy Statement is incorporated herein by reference.
(c)	Trading Market and Price. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" in the Proxy Statement is incorporated herein by reference.
(d)	Dividends. The information contained in the section entitled "DIVIDENDS" in the Proxy Statement is incorporated herein by reference.
(e)	Prior Public Offerings. None.
(f)	Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of the Filing Persons.

Item 1003
(a)-(c)
Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY TERM SHEET," "DIRECTORS AND EXECUTIVE OFFICERS OF CB RICHARD ELLIS SERVICES," "INFORMATION ABOUT THE ACQUISITION COMPANIES AND THE CONTINUING STOCKHOLDERS" and "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP" in the Proxy Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004
(a)(1)	Tender Offers. Not applicable.
(a)(2)(i)
Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER AGREEMENT" and "OTHER AGREEMENTS" in the Proxy Statement and in Appendices A and B to the Proxy Statement is incorporated herein by reference.
(a)(2)(ii)
Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE MERGER AGREEMENT—Structure; Merger Consideration," "—Treatment of Options; Deferred Compensation Plan and Capital Accumulation Plan" and "OTHER AGREEMENTS—Contribution and Voting Agreement" in the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.
(a)(2)(iii)
Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination" and "—The Continuing Stockholders' Purposes and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.
(a)(2)(iv)	Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE SPECIAL MEETING—Votes Required" in the Proxy Statement is incorporated herein by reference.
(a)(2)(v)
Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE MERGER AGREEMENT—Structure; Merger Consideration," "—Treatment of Options; Deferred Compensation Plan and Capital Accumulation Plan," "SPECIAL FACTORS—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "—Effects of the Merger" and "OTHER AGREEMENTS—Contribution and Voting Agreement" in the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.
(a)(2)(vi)	Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS—Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii)
Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS—Material Federal Income Tax Consequences to Stockholders" in the Proxy Statement is incorporated herein by reference.
(c)
Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "THE MERGER AGREEMENT—Treatment of Options; Deferred Compensation Plan and Capital Accumulation Plan" and "OTHER AGREEMENTS—Contribution and Voting Agreement" in the Proxy Statement and in Appendices A and B to the Proxy Statement is incorporated herein by reference.
(d)
Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS—Dissenters' Rights of Appraisal" in the Proxy Statement is incorporated herein by reference.
(e)
Provisions for Unaffiliated Security Holders. None of the filing persons have made any provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of CB Richard Ellis Services or to obtain counsel or appraisal services at the expense of CB Richard Ellis Services.
(f)	Eligibility for Listing or Trading. The information contained in the section entitled "SPECIAL FACTORS—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005
(a)	Transactions. None.
(b)-(c)
Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger" and "—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger" in the Proxy Statement is incorporated herein by reference.
(e)
Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "—Effects of the Merger," "THE MERGER AGREEMENT," "THE SPECIAL MEETING—Votes Required" and "OTHER AGREEMENTS" in the Proxy Statement and in Appendices A and B to the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006
(b)
Use of Securities Acquired. The information contained in the sections entitled "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT" and in Appendix A to the Proxy Statement is incorporated herein by reference.
(c)
Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—The Continuing Stockholders' Purposes and Reasons for the Merger," "—Effects of the Merger," "—Financing for the Merger," "—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "DIVIDENDS" and "THE MERGER AGREEMENT" and in Appendix A to the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013
(a),(c)
Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination" and "—The Continuing Stockholders' Purposes and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.
(b)
Alternatives. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination" and " —Reasons for the Board of Directors' Determination" in the Proxy Statement is incorporated herein by reference.
(d)
Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS—The Continuing Stockholders' Purposes and Reasons for the Merger," "—Effects of the Merger," " —Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "—Accounting Treatment of the Merger," "—Material Federal Income Tax Consequences to Stockholders," "—Dissenters' Rights of Appraisal," " —Fees and Expenses" and "THE MERGER AGREEMENT" and in Appendix A of the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014
(a),(b)
Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Fairness of the Merger to Stockholders Other than the Continuing Stockholders" "—The Continuing Stockholders' Purposes and Reasons for the Merger," "Position of the Continuing Stockholders," "Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger" and "—Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and in Appendix F to the Proxy Statement is incorporated herein by reference.
(c)
Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS—Risk that the Merger Will Not Be Completed," "—The Continuing Stockholders' Purposes and Reasons for the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Position of the Continuing Stockholders," "THE SPECIAL MEETING—Votes Required" and "THE MERGER AGREEMENT—Conditions to the Merger" and in Appendix A to the Proxy Statement is incorporated herein by reference.
(d)
Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Fairness of the Merger to Stockholders Other than the Continuing Stockholders" and "—Opinion of Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.
(e)
Approval of Directors. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—Background of the Merger" and "—Recommendations of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.
(f)
Other Offers. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger" and "—Recommendations of the Special Committee and the Board of Directors" in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015
(a)-(c)
Report, Opinion or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Opinion of Financial Advisor to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement and in Appendix F to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007
(a),(b),(d)
Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—Financing for the Merger" and "OTHER AGREEMENTS—Contribution and Voting Agreement" in the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.
(c)
Expenses. The information contained in the sections entitled "SPECIAL FACTORS—Fees and Expenses" and "THE MERGER AGREEMENT—Termination Fee" and in Appendix A to the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008
(a)	Securities Ownership. The information contained in the section entitled "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP" in the Proxy Statement is incorporated herein by reference.
(b)	Securities Transactions. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING—Votes Required," "SPECIAL FACTORS—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger" and "OTHER AGREEMENTS—Contribution and Voting Agreement" in the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

(e)
Recommendations to Others. The information contained in the sections entitled "SPECIAL FACTORS—Recommendations of the Special Committee and Board of Directors," "—Reasons for the Special Committee's Determination" and "—Reasons for the Board of Directors' Determination" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010
(a)
Financial Information. The information contained in the sections entitled "SELECTED CONSOLIDATED FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference.
(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009
(a),(b)
Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS—Background of the Merger," "THE SPECIAL MEETING —Solicitation," "—Revocation and Use of Proxies" and "—Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016
(a)(i)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2001 (incorporated herein by reference to the Proxy Statement).
(a)(ii)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).
(a)(iii)	Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).
(b)(i)
Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp., including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).

(b)(ii)
Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp., including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(c)(i)	Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix F of the Proxy Statement).
(c)(ii)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of CB Richard Ellis Services, Inc. on February 23, 2001.
(d)(i)
Agreement and Plan of Merger, dated as of February 23, 2001, among CB Richard Ellis Services, Inc., BLUM CB Holding Corp. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(ii)
Contribution and Voting Agreement, dated as of February 23, 2001, among BLUM CB Holding Corp., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(iii)
Form of Securityholders' Agreement to be entered into among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Funding, Inc., CBRE Holding, Inc. and other investors to be signatories thereto (incorporated herein by reference to Exhibit A to Appendix B of the Proxy Statement).
(d)(iv)
Form of Warrant Agreement to be entered into among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit B to Appendix B of the Proxy Statement).
(d)(v)	Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(vi)
Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E of the Proxy Statement).
(g)	None.

SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	CB RICHARD ELLIS SERVICES, INC.
	By:	/s/ WALTER V. STAFFORD
	Name:	Walter V. Stafford
	Title:	Executive Vice President, Secretary and General Counsel
BLUM CB CORP.
	By:	/s/ CLAUS J. MOLLER
	Name:	Claus J. Moller
	Title:	President
CBRE HOLDING, INC.
	By:	/s/ CLAUS J. MOLLER
	Name:	Claus J. Moller
	Title:	President
RCBA STRATEGIC PARTNERS, L.P.
	By:	RCBA GP, L.L.C. its general partner
	By:	/s/ CLAUS J. MOLLER
	Name:	Claus J. Moller
	Title:	Managing Member

FS EQUITY PARTNERS III, L.P.
By:	FS Capital Partners, L.P., its general partner By: FS Holdings, Inc., its general partner
By:	/s/ WILLIAM M. WARDLAW
Name:	William M. Wardlaw
Title:	Vice President
FS EQUITY PARTNERS INTERNATIONAL, L.P.
By:	FS&Co. International, L.P., its general partner By: FS International Holdings Limited, its general partner
By:	/s/ WILLIAM M. WARDLAW
Name:	William M. Wardlaw
Title:	Vice President
THE KOLL HOLDING COMPANY
By:	/s/ DONALD M. KOLL
Name:	Donald M. Koll
Title:	President
/s/ RAYMOND E. WIRTA RAYMOND E. WIRTA
/s/ W. BRETT WHITE W. BRETT WHITE
/s/ FREDERIC V. MALEK FREDERIC V. MALEK

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2001 (incorporated herein by reference to the Proxy Statement).
(a)(ii)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).
(a)(iii)	Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).
(b)(i)
Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp., including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(b)(ii)
Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp., including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(c)(i)	Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix F of the Proxy Statement).
(c)(ii)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of CB Richard Ellis Services, Inc. on February 23, 2001.
(d)(i)
Agreement and Plan of Merger, dated as of February 23, 2001, among CB Richard Ellis Services, Inc., BLUM CB Holding Corp. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(ii)
Contribution and Voting Agreement, dated as of February 23, 2001, among BLUM CB Holding Corp., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(iii)
Form of Securityholders' Agreement to be entered into among RCBA Strategic Partners L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Funding, Inc., CBRE Holding, Inc. and other investors to be signatories thereto (incorporated herein by reference to Exhibit A to Appendix B of the Proxy Statement).
(d)(iv)
Form of Warrant Agreement to be entered into among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit B to Appendix B of the Proxy Statement).
(d)(v)	Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(vi)
Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E of the Proxy Statement).
(g)	None.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Persons.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX